FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               23 August 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 23 August 2005






Text of a letter received by O2 plc on 23 August 2005:

"29 July 2005

UK Companies Act 1985 - Sections 198-203 - O2 plc (the "Company")

This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that during 27 July 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA was interested, by attribution only, in a total of 453,291,705 shares. GS Inc had no disclosable interest under the Act at the close of business, 27 July 2005.

This disclosable interest arose as a result of Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc, purchasing 380,956,100 shares as principal on 27 July 2005 and subsequently selling shares so that its interest fell below the threshold for disclosure on the same date."

The purchase of 380,956,100 ordinary shares of 0.1 pence, representing 4.36% of the issued share capital as at 27 July 2005 resulted in GS Inc's total holding in the Company being some 453,291,705 shares, or 5.18% of the issued share capital during the day of the 27 July 2005.

However, as notified above, shares were sold on 27 July 2005, to reduce GS Inc's holding to below the disclosable 3% threshold, as per the Companies Act.

Name and signature of authorised company official responsible for making this notification, and contact for further details:

Timothy Maw - 01753 628 293

23 August 2005.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 23 August 2005                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary